FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









The following is the text of an advertisement which is to be published in the press in Malta on 31 July 2007 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

                             HSBC BANK MALTA p.l.c.
                      FIRST HALF 2007 RESULTS - HIGHLIGHTS

The condensed financial statements have been extracted from HSBC Bank Malta p.l.c.'s unaudited group management accounts for the six months ended 30 June 2007. The bank's financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'. In the case of the group, consolidated financial statements are prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted IAS 34 'Interim Financial Reporting'). The half-yearly results are being published in terms of Chapters 8 and 9 of the Listing Rules of the Listing Authority - Malta Financial Services Authority and the Prevention of Financial Markets Abuse Act 2005. These figures have been drawn up according to the accounting policies used in the preparation of the annual audited accounts. Related party transactions with other members of the HSBC Group were at a similar level to the prior period.

All figures are stated in Maltese lira, the functional currency of HSBC Bank Malta p.l.c. The euro exchange rate ruling on 30 June 2007 was EUR1 = Lm0.4293. The US dollar and sterling exchange rates ruling on the same day were US$1 = Lm0.3189 and GBP1 = Lm0.6345. Average exchange rates for 2007 for euro, US dollar and sterling were EUR1 = Lm0.4293, US$1 = Lm0.3230 and GBP1 = Lm0.6364.

Review of Performance

   -Profit before tax of Lm25.3 million (EUR58.9 million) for the six months ended 30 June 2007 - up Lm4.7 million (EUR10.9 million), or 23.1 per cent, compared with Lm20.6 million (EUR48.0 million) for the same period in 2006.

   -Profit attributable to shareholders up 24.9 per cent, or Lm3.4 million
    (EUR7.9 million), to Lm16.8 million (EUR39.1 million), compared with Lm13.4 million (EUR31.2 million) over the comparable period in 2006.

   -Net operating income increased by Lm4.5 million (EUR10.5 million) to Lm42.3 million (EUR98.5 million), up 11.8 per cent compared with same six month period in 2006.

   -Costs down Lm0.2 million (EUR0.5 million), or 1.3 per cent, compared with same period in 2006, to Lm17.0 million (EUR39.6 million).

   -Earnings per share up 24.9 per cent to 5.7 cents (13.3 euro cents), from
    4.6 cents (10.7 euro cents) for the same period in 2006.

   -Customer deposits of Lm1,518.3 million (EUR3,536.7 million) at 30 June
    2007 - up Lm42.8 million (EUR99.7 million), or 2.9 per cent, compared with 31 December 2006.

   -Loans and advances to customers of Lm1,175.4 million (EUR2,737.9 million) at 30 June 2007 - up Lm49.2 million (EUR114.6 million), or 4.4 per cent, compared with 31 December 2006.

   -Total assets to Lm2,031.4 million (EUR4,731.8 million), up Lm144.1 million (EUR335.6 million), or 7.6 per cent, compared with 31 December 2006.

   -Annualised return on capital employed of 27.6 per cent for the six months ended 30 June 2007, compared to 21.2 per cent in the first half of 2006.

Commentary by Shaun Wallis, Director and Chief Executive Officer, HSBC Malta:

"HSBC Malta continues to experience strong growth across all of its customer group businesses.

"Increases in loans and advances and customer deposits, together with improved margins, generated a 19.1 per cent increase in net interest income. Sales of products and services, including insurance and brokerage, and trading profits resulted in an 8.4 per cent increase in revenues arising from these activities.

"Our overall cost base was again flat and consequently the cost efficiency ratio improved strongly from 45.5 per cent to 40.1 per cent.

"Costs continue to be driven down by investment in new systems to improve automation, operational processes and in direct channels to increase customer sales and service. All of this is 'joining up' the company more effectively and improving its productivity and profitability.

"Malta will convert to the euro on 1 January and will implement and be prepared for SEPA, 'Chip and Pin' card functionality, MIFID, and Basel 2 by the end of 2007. All key projects related to these events are on track.

"Investment has also been made in a new 'retail look and feel' branch refurbishment with the dual objective of driving our aim to make HSBC the Best Place to Bank and the Best Place to Work. Customer and staff satisfaction survey levels continue to improve.

"HSBC also continues to maintain good liquidity and a strong capital position. HSBC has a conservative policy to keep sufficient capital to meet normal regulatory and prudential levels and to fund balance sheet and business growth. It is our policy to pay any surplus capital to shareholders.

"HSBC Malta will continue to follow its strong dividend payout policy in line with our objective of making HSBC Malta the Best Company for Shareholders."

The Board is declaring an interim gross dividend of 6.6 cents per share (4.3 cents net of tax) and a special gross dividend of 4.0 cents per share (2.6 cents net of tax), giving a total interim gross dividend of 10.6 cents. This will be paid on 22 August 2007 to shareholders who are on the bank's register of shareholders as at 8 August 2007.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises over 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Income Statement for the period 1 January 2007 to 30 June 2007



                                                                     Group                       Bank
                                                   6 mths to     6 mths to    6 mths  to    6 mths to
                                                    30/06/07      30/06/06      30/06/07     30/06/06
                                                       Lm000         Lm000         Lm000        Lm000

Interest receivable and similar income
- on loans and advances, balances with Central
  Bank of Malta and Treasury Bills                    45,858        32,542        45,860       31,736
- on debt and other fixed income instruments           3,640         4,729         3,640        5,155
Interest payable                                     (22,335)      (14,464)      (22,575)     (14,685)
Net interest income                                   27,163        22,807        26,925       22,206

Fees and commissions receivable                        7,183         6,738         5,693        5,167
Fees and commissions payable                            (476)         (445)         (329)        (338)
Net fee and commission income                          6,707         6,293         5,364        4,829

Dividend income                                           87            32           164          357
Trading profits                                        3,628         3,525         3,628        3,525
Net income from financial instruments
  designated at fair value through profit or loss        299         1,147             -            -

Net gains on sale of financial investments             1,280         2,293         1,280        2,293
Net earned insurance premiums                         13,336         7,327             -            -
Other operating income                                 3,117         1,415           119          508
Total operating income                                55,617        44,839        37,480       33,718

Net insurance claims incurred and movement
  in policyholders' liabilities                      (13,270)       (6,965)            -            -
Net operating income                                  42,347        37,874        37,480       33,718

Employee compensation and benefits                   (10,305)      (10,668)      (9,838)      (10,198)
General and administrative expenses                   (5,190)       (5,088)      (4,855)       (4,815)
Depreciation                                          (1,308)       (1,188)      (1,302)       (1,176)
Amortisation of intangible assets                       (199)         (286)       (144)          (243)
Net operating income before impairment
  reversals and provisions                            25,345        20,644      21,341         17,286
Net impairment reversals                                  25            54          25             14
Provisions for liabilities and other charges             (61)         (130)        (61)             -
Profit before tax                                     25,309        20,568      21,305         17,300
Tax expense                                           (8,543)       (7,136)     (7,138)        (5,712)
Profit for the period                                 16,766        13,432      14,167         11,588

Profit attributable to shareholders of the bank       16,766        13,419      14,167         11,588

Profit attributable to minority interest                   -            13           -              -

Earnings per share                                       5.7c         4.6c         4.9c           4.0c

Balance Sheet at 30 June 2007

                                                          Group                  Bank
                                             30/06/07  31/12/06   30/06/07   31/12/06
                                                Lm000     Lm000      Lm000      Lm000
Assets
Balances with Central Bank of Malta,
  Treasury bills and cash                     163,673   130,569    163,673    130,569
Cheques in course of collection                11,498    10,535     11,498     10,535
Financial assets held for trading              11,379    10,396     11,379     10,399
Financial assets designated at fair value
  through profit or loss                      118,601   112,476          -          -
Financial investments                         200,279   168,138    199,262    168,123
Loans and advances to banks                   268,654   256,060    268,654    256,042
Loans and advances to customers             1,175,367 1,126,126  1,175,367  1,126,126
Investments in subsidiary undertakings              -         -      9,682      9,682
Intangible assets                              13,711    10,899        661        794
Property, plant and equipment                  28,069    28,612     28,093     28,632
Investment property                             3,417     3,417      2,456      2,456
Assets held for sale                            4,546     3,978      4,610      4,042
Current tax recoverable                             -       806          -        780
Deferred tax asset                                  -         -      2,054        724
Other assets                                   16,025    10,713      5,874      2,984
Prepayments and accrued income                 16,159    14,589     15,183     13,630
Total assets                                2,031,378 1,887,314  1,898,446  1,765,518

Liabilities
Financial liabilities held for trading         10,556    10,643     10,648     10,693
Amounts owed to banks                         176,995   126,328    176,995    126,328
Amounts owed to customers                   1,518,255 1,475,450  1,534,534  1,487,906
Provision for current tax                       5,208         -      4,834          -
Deferred tax liabilities                        4,240     4,606          -          -
Liabilities to customers under investment
  contracts                                     9,365     9,153          -          -
Liabilities under insurance contracts issued  114,933   102,770          -          -
Other liabilities                              22,668    13,816     21,921     13,003
Accruals and deferred income                   22,744    18,147     22,449     17,936
Provisions for liabilities and other charges       92        32         92         32
Subordinated liabilities                       25,000         -     25,000          -
Total liabilities                           1,910,056 1,760,945  1,796,473  1,655,898

Equity
Called up share capital                        36,480    36,480     36,480     36,480
Revaluation reserves                            8,937    10,629      8,945     10,629
Other reserves                                    370       242        346        227
Retained earnings                              75,535    79,018     56,202     62,284
Total equity                                  121,322   126,369    101,973    109,620
Total liabilities and equity                2,031,378 1,887,314  1,898,446  1,765,518

Memorandum items
Contingent liabilities                         62,723    59,578     62,733     59,588
Commitments                                   471,909   456,899    471,909    456,899



Statement of Changes in Equity for the period 1 January 2007 to 30 June 2007


                                                  Attributable to shareholders of the bank

                                         Called up    Revaluation      Other    Retained            Minority     Total
                                     share capital       reserves   reserves    earnings     Total  interest    equity
                                             Lm000          Lm000      Lm000       Lm000     Lm000     Lm000     Lm000

Group
At 01Jan06                                   9,120         13,105      4,242     104,906   131,373       328   131,701
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal                          -         (1,490)         -           -    (1,490)        -    (1,490)
Net fair value adjustments
  on investments                                 -         (1,035)         -           -    (1,035)        -    (1,035)
Release of revaluation reserve
  on disposal of property                        -            (12)         -          18         6         -         6
Income and expenses recognised
  directly in equity                             -         (2,537)         -          18    (2,519)        -    (2,519)
Bonus share issue                           27,360              -     (4,242)    (23,118)        -         -         -
Share capital of subsidiary                      -              -          -           -         -        91        91
Disposal of subsidiary                           -              -          -           -         -      (432)     (432)
Profit for the period                            -              -          -      13,419    13,419        13    13,432
Dividends                                        -              -          -     (19,064)  (19,064)        -   (19,064)
At 30Jun06                                  36,480         10,568          -      76,161   123,209         -   123,209

At 01Jan07                                  36,480         10,629        242      79,018   126,369         -   126,369
Release of net gains on available-
  for-sale assets transferred to the
  income statement on disposal                   -           (619)         -        (211)     (830)        -      (830)
Net fair value adjustments on investments        -         (1,073)         -           -    (1,073)        -    (1,073)
  Income and expenses recognised directly in
  equity                                         -         (2,537)         -          18    (2,519)        -    (2,519)
Profit for the period                            -              -          -      16,766    16,766         -    16,766
Share based payments                             -              -        128          70       198         -       198
Dividends                                        -              -          -     (20,108)  (20,108)        -   (20,108)
At 30Jun07                                  36,480          8,937        370      75,535   121,322         -   121,322

                                         Called up    Revaluation      Other    Retained             Total
                                     share capital       reserves   reserves    earnings            equity
                                             Lm000          Lm000      Lm000       Lm000             Lm000

Bank
At 01Jan06                                   9,120         13,041      4,242      93,103           119,506
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal                          -         (1,490)         -           -            (1,490)
Net fair value adjustments
  on investments                                 -           (971)         -           -              (971)
Release of revaluation reserve
  on disposal of properties                      -            (12)         -          18                 6
Income and expenses recognised
  directly in equity                             -         (2,473)         -          18            (2,455)
Bonus share issue                           27,360              -     (4,242)    (23,118)                -
Effect of amalgamation of subsidiary             -              -          -      (1,995)           (1,995)
Profit for the period                            -              -          -      11,588            11,588
Dividends                                        -              -          -     (19,064)          (19,064)
At 30Jun06                                  36,480         10,568          -      60,532           107,580

At 01Jan07                                  36,480         10,629        227      62,284           109,620
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal                          -           (619)         -        (211)             (830)
Net fair value adjustments
  on investments                                 -         (1,065)         -           -            (1,065)
Income and expenses
  recognised directly in equity                  -         (1,684)         -        (211)           (1,895)
Profit for the period                            -              -          -      14,167            14,167
Share based payments                             -              -        119          70               189
Dividends                                        -              -          -     (20,108)          (20,108)
At 30Jun07                                  36,480          8,945        346      56,202           101,973

Cash Flow Statement for the period 1 January 2007 to 30 June 2007


                                                                      Group                        Bank
                                                    6 mths to     6 mths to     6 mths to     6 mths to
                                                     30/06/07      30/06/06      30/06/07      30/06/06
                                                        Lm000         Lm000         Lm000         Lm000

Cash flows (used in)/from operating
  activities
Interest, commission and premium receipts              69,671        50,101        54,478        39,289
Interest, commission and claims payments              (22,270)      (13,966)      (19,048)      (12,911)
Payments to employees and suppliers                   (15,636)      (16,791)      (14,826)      (15,030)
Operating profit before changes in operating
  assets/liabilities                                   31,765        19,344        20,604        11,348
(Increase)/decrease in operating assets:
Trading instruments                                    (6,596)       (8,818)         (685)         (392)
Reserve deposit with Central Bank of Malta              7,794           214         7,794           214
Loans and advances to customers and banks             (48,301)      (55,948)      (48,301)      (60,328)
Treasury bills with contractual maturity of over
  three months                                        (37,570)        2,000       (37,570)        2,000
Other receivables                                      (2,064)        3,904        (2,158)        4,779
Increase/(decrease) in operating liabilities:
Customer accounts and amounts owed to banks            40,490        52,748        44,405        51,417
Other payables                                          6,701        (4,409)        7,116        (3,720)
Net cash (used in)/from operating activities
  before tax                                           (7,781)        9,035        (8,795)        5,318
Net tax paid                                           (1,765)         (454)       (1,821)         (436)
Net cash (used in)/from operating activities           (9,546)        8,581       (10,616)        4,882

Cash flows (used in)/from investing
  activities
Dividends received                                         63            12           113           512
Interest received from financial investments            3,476         6,561         3,476         6,972
Proceeds from sale and maturity of financial
  investments                                          65,031        47,600        65,031        77,588
Proceeds on sale of property,
  plant and equipment and intangible assets                24            56            24            56
Purchase of financial
  investments and assets held
  for sale                                            (98,848)      (11,967)      (97,848)      (11,967)
Purchase of property, plant and equipment,
  investment property and intangible assets              (844)         (932)         (806)         (923)
Proceeds on sale of investment
  in subsidiary undertaking                                 -           450             -           450
Net cash (used in)/from investing
  activities                                          (31,098)       41,780       (30,010)       72,688

Cash flows (used in)/from financing activities
Dividends paid                                        (20,108)      (19,064)      (20,108)      (19,064)
Maturity of debt securities in issue                        -           (12)            -             -
Issue of subordinated loan stock                       25,000             -        25,000             -
Issue of units to minority interest                         -             91            -             -
Net cash from/(used in)financing activities             4,892        (18,985)       4,892       (19,064)
Effect of amalgamation of subsidiary undertaking
  on cash and cash equivalent                               -              -            -       (65,840)

(Decrease)/increase in cash and cash equivalents      (35,752)        31,376      (35,734)       (7,334)
Effect of exchange rate changes on cash and cash
  equivalents                                          (1,744)        (5,447)      (1,744)       (5,447)
Net (decrease)/increase in cash and cash equivalents  (34,008)        36,823      (33,990)       (1,887)
                                                      (35,752)        31,376      (35,734)       (7,334)
Cash and cash equivalents at beginning of period      158,547        136,468      158,529       175,915
Cash and cash equivalents at end of period            122,795        167,844      122,795       168,581


Segmental Information

a Class of business

                                        Personal financial        Commercial          Corporate,                 Total
                                                  services           banking  investment banking
                                                                                     and markets

                                       6 mths       6 mths   6 mths   6 mths    6 mths    6 mths     6 mths     6 mths
                                           to           to       to       to        to        to         to         to
                                     30/06/07     30/06/06 30/06/07 30/06/06  30/06/07  03/06/06   30/06/07   30/06/06
                                        Lm000        Lm000    Lm000    Lm000     Lm000     Lm000      Lm000      Lm000
Group

Profit before tax
Segment operating
  income                               20,739       18,814   15,452   12,920     6,156     6,140     42,347     37,874
Segment impairment allowances            (230)         110      255      (56)        -         -         25         54
Common costs                                                                                        (17,063)   (17,360)
Profit before tax                                                                                    25,309     20,568

                                     30/06/07     31/12/06 30/06/07 31/12/06  30/06/07  31/12/06   30/06/07   31/12/06
                                        Lm000        Lm000    Lm000    Lm000     Lm000     Lm000      Lm000      Lm000

Assets
Segment total assets                  731,133      679,457  663,791  651,948   636,454   555,909  2,031,378  1,887,314

Average total assets                  705,295      630,984  657,869  631,396   596,182   509,214  1,959,346  1,771,594

Total equity                           40,320       37,191   66,868   77,605    14,134    11,573    121,322    126,369

b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.


Key Financials in Euros


                                                                   Group                          Bank
                                                 6 mths to     6 mths to        6 mths to     6 mths to
                                                  30/06/07      30/06/06         30/06/07      30/06/06
                                                    EUR000        EUR000           EUR000        EUR000

Profit before tax                                   58,954        47,911           49,627        40,298
Profit attributable to shareholders of the bank     39,054        31,258           33,000        26,993
Earnings per share                                   13.4c         10.7c            11.3c          9.2c

                                                                   Group                           Bank
                                                  30/06/07      31/12/06         30/06/07      31/12/06
                                                    EUR000        EUR000           EUR000        EUR000

Total assets                                     4,731,838     4,396,259        4,422,190     4,112,551
Total equity                                       282,604       294,361          237,533       255,346

Statement pursuant to Listing Rule 9.44.3 issued by the Listing Authority

I confirm that to the best of my knowledge:

  - the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2007, financial performance and cash flows for the period then ended, in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted IAS 34 'Interim Financial Reporting') for the group, and in accordance with IAS 34 'Interim Financial Reporting' for the bank; and

  - the interim Directors' report includes a fair review of the information required in terms of Listing Rule 9.44.2.

                                      Shaun Wallis, Chief Executive Officer




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July, 2007